

Mail Stop 4546

February 22, 2017

Via E-mail
Mr. James T. Hippel
Chief Financial Officer
Bio-Techne Corporation
614 McKinley Place N.E.
Minneapolis, MN 55413

> **Re:** **Bio-Techne Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 29, 2016**
> **Form 10-Q for the Quarterly Period Ended December 31, 2016**
> **Filed February 9, 2017**
> **DEF 14A filed September 13, 2016**
> **File No. 000-17272**

Dear Mr. Hippel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2016
Notes to Consolidated Financial Statements
Note 4. Inventories, page 44

1. Please tell us the costs incurred in fiscal 2016, 2015 and 2014 for excess protein, antibody and chemically-based inventory, which was not valued and where those costs are recorded in the consolidated statements of earnings. Also regarding the amounts you disclose at June 30, 2016 and 2015 of $23.4 million and $24.0 million, respectively, tell us what these amounts represent and their relevance. Finally tell us the amount recognized in net sales during fiscal 2016, 2015 and 2014 of inventory sold that was not valued.

Form 10-Q for the Quarter Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 14

2. Please tell us why you refer to adjusted financial measures rather than to non-GAAP financial measures as it appears from disclosure in your earnings release that you believe the adjusted financial measures represent non-GAAP financial measures.

3. Please explain to us how each of your adjusted financial measures:
    - is helpful in assessing your ongoing operating results;
    - facilitates your internal comparisons to historical operating results; and
    - facilitates comparisons to competitors' operating results.

    In your response, indicate how the adjustments to arrive at adjusted financial measures relate to assessing ongoing results and facilitate your internal comparisons to historical operating results. In this regard, amortization of intangible assets you acquire and stock-based compensation appear to be ongoing expenses. Also in your response, provide us some examples as to how adjusted financial measures facilitate comparisons to competitors.

4. Provide us a comparison of the effective tax rate determined in your GAAP financial statements to the effective rate you apply to adjustments to arrive at adjusted financial measures for the quarter and six months ended December 31, 2016, and explain to us the reason for the differences.

Certifications
Exhibits 31.1 and 31.2

5. Please amend your certifications to properly reflect your current business name. The certifications state the company's name as Techne Corporation. This comment also applies to your Form 10-Q for the quarterly period ended September 30, 2016.

Definitive Proxy Statement
Executive Compensation
Compensation Discussion and Analysis, page 18

6. With respect to your Annual Goal-Based Cash Awards, please confirm that you will revise future filings, as applicable, to disclose the threshold, target and maximum level of achievement required for each metric and explain how actual performance relative to each metric factored into the actual payout.

7. Please tell us why your Compensation Discussion and Analysis does not explain the basis for the bonus payments referenced in the final sentence of footnote 1 on page 30 of your definitive proxy statement. Also, explain to us where these bonus payments are reflected in your Summary Compensation Table.

Mr. James T. Hippel
Bio-Techne Corporation
February 22, 2017
Page 3

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountant Sasha Parikh at (202) 551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or Joseph McCann at (202) 551-6262 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance